FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month March, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (“ICICI Bank”) has signed an agreement on March 10, 2022 for investment in National Asset Reconstruction Company Limited (“NARCL”).

Pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with the SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give the below disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	National Asset Reconstruction Company Limited (NARCL) NARCL was incorporated on July 7, 2021
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank, its subsidiaries and its associates in the normal course of business may have business dealings with NARCL at an arm’s length.

c.	Industry to which the entity being acquired belongs	NARCL is an asset reconstruction company
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Not required
f.	Indicative time period for completion of the acquisition	Equity investment would be in tranches with first tranche of equity investment of ₹ 704.5 million expected to be completed by March 31, 2022
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Total cash consideration of up to ₹ 1,375.0 million in tranches to acquire up to 5.0% equity holding in NARCL
h.	Cost of acquisition or the price at which the shares are acquired	Total cash consideration of up to ₹ 1,375.0 million in tranches to acquire up to 5.0% equity holding in NARCL
i.	Percentage of shareholding / control acquired and / or number of shares acquired	ICICI Bank would have an equity holding of up to 5.0% in NARCL
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	National Asset Reconstruction Company Limited Date of incorporation: July 7, 2021 History of last 3 years turnover (total revenue): Not applicable Country of presence: India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 11, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager